IDEAS THAT COMMUNICATE

August 11, 2010

Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:       Teltronics, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 24, 2010

Form 10-Q for the period ended March 31, 2010
Filed May 17, 2010

File No. 000-17893

Supplemental Response filed August 9, 2010

Dear Mr. Spirgel:

Thank you for the recommendation in your August 9, 2010 letter.  Teltronics, Inc. or the Company has revised the disclosure in our Form 10-Q for the quarter ended June 30, 2010, which will read as follows:

“The Series C Preferred Stock of the Company, owned by an entity controlled by three Directors of the Company, provides for a $20 per share annual dividend, payable quarterly.  The holder of the Series C Preferred Stock has the right, but not the obligation, at its option, to convert the 40,000 shares of Preferred Stock to 1,454,545 shares of the Common Stock of the Company, subject to adjustment.  The Company has the right, but not the obligation, to redeem all or a portion of the then outstanding Series C Preferred Stock at any time for 100% of the face value which is $4,000 plus accrued and unpaid dividends.  Unpaid dividends accrue interest at 10% per annum.  As of June 30, 2010, accrued but unpaid dividends aggregated $4,200 and interest on the unpaid dividends was $1,261.  The cost to the Company to redeem the Series C Preferred Stock would be $9,461.  The holder of the Series C Preferred Stock has agreed to defer payment of accrued dividends until April 2012.  Discussions have been held with the holder of the Series C Preferred Stock with respect to continued future deferrals of payment of dividends and interest on unpaid dividends.  The Company has not and does not have the funds and has not been able to obtain the funds required under the Certificate of Designations Establishing the Series C Preferred Stock to be able to redeem the Series C Preferred Stock which would require the Company to pay the holder all accrued and unpaid dividends and interest on the

Series C Preferred Stock in addition to the redemption price provided for in the Certificate of Designations.  The Company has proposed to the holder that it consider entering into a Redemption Agreement with the Company under which the Series C Preferred Stock would be redeemed by the Company by:  (i) a Company cash payment of the accrued and unpaid dividends at a substantially discounted price with the balance of dividends being forgiven; (ii) issuance of a mutually acceptable number of restricted shares of the Common Stock of the Company; and (iii) the holder waiving all accrued and unpaid interest on the unpaid dividends.  The possible redemption transaction would require approval by the Company’s principal lender; financing to provide cash to pay the discounted price for the accrued and unpaid dividends; and any other required approvals.  The holder and the Company are seeking the advice of tax and other professionals before attempting to negotiate the amount of cash and number of restricted shares of the Common Stock that might be issued to redeem the Series C Preferred Stock which negotiations could be completed prior to the end of August, 2010.

Although the possible transaction described above could result in execution of a formal agreement, the Company believes that a redemption of the Series C Preferred Stock with a combination of borrowed funds and issuance of the Company’s restricted shares of Common Stock is the only alternative for payment of accrued dividends and interest and to avoid further obligations for payment of dividends and interest on any unpaid dividends.  It is unlikely that the Company’s current financial condition would allow the Company to fully pay all accrued obligations and the stated redemption price under the Certificate of Designations.  Although preliminary discussions concerning a possible redemption transaction have been constructive and are on going, there is no assurance that the preliminary discussions will result in a formal agreement or that if a formal agreement is executed, the proposed transaction will occur.”

Sincerely,

/s/ Ewen R. Cameron
Ewen R. Cameron
Chief Executive Officer
Teltronics, Inc.

cc:           John N. Blair, Esq.